UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 4)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

MORTON INDUSTRIAL GROUP, INC.
(Name of the Issuer)
MORTON INDUSTRIAL GROUP, INC.
WILLIAM D. MORTON
MARK W. MEALY
DARYL R. LINDEMANN
EASTOVER GROUP LLC
BRIAN R. DOOLITTLE
BRIAN L. GEIGER
MMC PRECISION HOLDINGS CORP.
MMC PRECISION MERGER CORP.
BRAZOS PRIVATE EQUITY PARTNERS, LLC
(Name of Person(s) Filing Statement)
Class A Common Stock, $0.01 Par Value
Class B Common Stock, $0.01 Par Value
(Title of Class of Securities)
619328 10 7—Class A Common Stock
None—Class B Common Stock
(CUSIP Number of Class of Securities)

Rodney B. Harrison
Morton Industrial Group, Inc.
1021 W. Birchwood
Morton, IL 61550
Telephone: (309) 263-1826

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)
With a copy to:

James V. Stepleton, Esq.	Steven J. Gavin, Esq.
Husch & Eppenberger, LLC	Winston & Strawn LLP
The Plaza in Clayton Office Tower	35 W. Wacker Drive
190 Carondelet Plaza, Suite 600	Chicago, IL 60601
St. Louis, MO 63105	Telephone: (312) 558-5600
Telephone: (314) 480-1725

Sean M. Jones, Esq.	Jeffrey B. Hitt, Esq.
Kennedy Covington Lobdell &	Weil, Gotshal & Manges LLP
Hickman, L.L.P.	200 Crescent Court
Hearst Tower, 47th Floor	Suite 1777
214 North Tryon Street	Dallas, TX 75201
Charlotte, NC 28202	Telephone: (214) 746-7702
Telephone: (704) 331-7400

     This statement is filed in connection with (check the appropriate box):

a.	X	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$57,864,376	$6,192

*	The filing fee was calculated based on the sum of (a) an aggregate cash payment of $38,903,780 for the proposed merger consideration of $10.00 per share for 3,890,378 outstanding shares of the issuer’s Class A common stock, (b) an aggregate cash payment of $5,002,822 to holders of outstanding options to acquire 518,820 shares of the issuer’s Class A common stock, (c) an aggregate cash payment of $2,896,974 to holders of outstanding warrants to acquire 290,278 shares of the issuer’s Class A common stock, (d) an aggregate cash payment of $1,000,000 for the proposed merger consideration of $10.00 per share for 100,000 outstanding shares of the issuer’s Class B common stock, (e) an aggregate cash payment of $155,800 to current and former non-employee directors for 15,580 shares of Class A common stock issuable pursuant to the Directors’ Plan calculated based upon $10.00 per issuable share, and (f) the issuance of 9,905,000 shares of the common stock of MMC Precision Holdings Corp. having a value of $1.00 per share, or $9,905,000 in the aggregate, to five directors and officers of the Company or its subsidiaries in exchange for 990,500 shares of the issuer’s Class A common stock (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million dollars of the Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,192	Filing Party: Morton Industrial Group, Inc.

Form or Registration No.: Schedule 14A- Preliminary Proxy Statement	Date Filed: April 26, 2006

INTRODUCTION
     This Amendment No. 4 to Rule 13E-3 transaction statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by:
•	Morton Industrial Group, Inc., a Georgia corporation (the “Company”),

•	William D. Morton, the Chairman, Chief Executive Officer, President and controlling shareholder of the Company,

•	Mark W. Mealy, a director and shareholder of the Company,

•	Eastover Group LLC, a North Carolina limited liability company and shareholder of the Company, controlled by Mark W. Mealy,

•	Daryl R. Lindemann, Secretary and Chief Financial Officer of the Company,

•	Brian R. Doolittle, Vice President of Sales and Engineering of Morton Metalcraft Company, a subsidiary of the Company,

•	Brian L. Geiger, Vice President of Operations of Morton Metalcraft Company, a subsidiary of the Company,

•	MMC Precision Holdings Corp., a Delaware corporation (“Parent”),

•	MMC Precision Merger Corp., a Georgia corporation (“Merger Sub”), and

•	Brazos Private Equity Partners, LLC, a Texas limited liability company.
     As of March 22, 2006, the Company, Parent and Merger Sub, a wholly owned subsidiary of Parent, entered into an Agreement and Plan of Merger, a copy of which is included as Exhibit (d)(1) hereto (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, and the Company will be the surviving corporation (the “Merger”). Under the terms of the Merger Agreement, each share of common stock of the Company outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $10.00 in cash (other than treasury shares and shares held by Parent, Merger Sub, the Company and its subsidiaries, which will be cancelled, and other than shares as to which shareholders demand dissenters’ rights in accordance with Georgia law). In addition, each option to purchase shares of common stock of the Company outstanding immediately prior to the effective time of the Merger, whether or not exercisable, will be canceled, and each option holder will be paid a special payment in cash equal to $10.00 per share of Class A common stock of the Company underlying such stock option, less the applicable exercise price for such stock option. In addition, all outstanding warrants to purchase shares of Class A common stock of the Company not exercised prior to the Merger will be terminated, and each holder of unexercised warrants will be paid a special payment in cash equal to $10.00 per share of Class A common stock of the Company underlying such warrant, less the applicable exercise price for such warrant. Finally, at the effective time of the merger, the right of each of our current and former non-employee directors to receive shares of Class A common stock of the Company pursuant to our Non-employee Directors’ Compensation Plan (the “Directors’ Plan”) will terminate, and each such director will receive a payment in cash equal to $10.00 for each share that was issuable to him under such plan.
     Concurrently with the filing of this Schedule 13E-3, on August 10, 2006, the Company is filing with the SEC a proxy statement supplement on Schedule 14A pursuant to Section 14(a) of the Exchange Act (the “Supplement”) that supplements the definitive proxy statement filed with the SEC on July 10, 2006 (the “Proxy Statement”) with respect to a special meeting of the Company’s shareholders. At the special meeting, the Company’s shareholders will consider and vote on a proposal to approve the Merger Agreement. A copy of the Proxy Statement is included as Exhibit (a)(1) hereto, and a copy of the Supplement is included as Exhibit (a)(13) hereto.
     The information in the Proxy Statement and the Supplement, including all appendices thereto, is incorporated by reference herein in its entirety, and responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the Supplement and the appendices thereto. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement and the Supplement.
     All information contained in, or incorporated by reference in, this Schedule 13E-3, the Proxy Statement and the Supplement concerning the Company has been supplied by the Company. All information contained in, or incorporated by reference in, this Schedule 13E-3, the Proxy Statement and the Supplement concerning Parent or Merger Sub has been supplied by Parent. All information contained in, or incorporated by reference in, this Schedule 13E-3, the Proxy Statement and the Supplement concerning each filing person other than the Company, Parent or Merger Sub was supplied by each such filing person, and no other filing person, including the Company, Parent or Merger Sub, takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1. Summary Term Sheet.
     The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference. The information set forth in the Supplement under the captions “SUPPLEMENTAL INFORMATION ABOUT THE REQUIRED VOTE,” “SUPPLEMENTAL INFORMATION ABOUT THE 1998 VOTING AGREEMENT,” “SUPPLEMENTAL INFORMATION ABOUT THE TERMINATION FEE,” “LITIGATION” and “AMENDMENT OF MERGER AGREEMENT” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) The name of the subject company is Morton Industrial Group, Inc., a Georgia corporation. The Company’s executive offices are located at 1021 West Birchwood, Morton, Illinois 61550, telephone (309) 266-7176.
(b) The class of securities to which this Schedule 13E-3 relates is (i) the Class A common stock of the Company, par value $0.01 per share, of which 4,880,878 shares were issued and outstanding as of July 10, 2006, and (ii) the Class B common stock of the Company, par value $0.01 per share, of which 100,000 shares were issued and outstanding as of July 10, 2006.
(c)-(d) The information set forth in the Proxy Statement under the caption “COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.
(e) The Company has not made an underwritten public offering of its common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.
(f) The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN SHARES OF COMPANY COMMON STOCK BY CERTAIN PERSONS” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)-(c) The information set forth in the Proxy Statement under the captions “INFORMATION CONCERNING THE COMPANY,” “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY,” and “INFORMATION CONCERNING ACQUISITION AND SUB” is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)(1) Not Applicable.
(a)(2)(i) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS,” and “THE MERGER AGREEMENT” is incorporated herein by reference. The information set forth in the Supplement under the captions "SUPPLEMENTAL INFORMATION ABOUT THE REQUIRED VOTE," "SUPPLEMENTAL INFORMATION ABOUT THE TERMINATION FEE" and “AMENDMENT OF MERGER AGREEMENT” is incorporated herein by reference.
(a)(2)(ii) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND

THE MERGER,” “SPECIAL FACTORS—STRUCTURE AND STEPS OF THE MERGER,” and “THE MERGER AGREEMENT” is incorporated herein by reference.
(a)(2)(iii) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—PURPOSE OF THE MERGER; REASONS FOR THE MERGER,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR RECOMMENDING THE MERGER,” “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR,” “SPECIAL FACTORS—POSITION OF ACQUISITION, SUB, BRAZOS AND THE ROLLOVER SHAREHOLDERS AS TO THE FAIRNESS OF THE MERGER,” and “SPECIAL FACTORS—EFFECTS OF THE MERGER” is incorporated herein by reference.
(a)(2)(iv) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—REQUIRED VOTE,” and “THE SPECIAL MEETING—VOTING REQUIREMENTS” is incorporated herein by reference. The information set forth in the Supplement under the caption "SUPPLEMENTAL INFORMATION ABOUT THE REQUIRED VOTE" is incorporated herein by reference.
(a)(2)(v) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS—STRUCTURE AND STEPS OF THE MERGER,” “SPECIAL FACTORS—EFFECTS OF THE MERGER,” “SPECIAL FACTORS—INTERESTS OF CERTAIN PERSONS IN THE MERGER,” and “THE MERGER AGREEMENT” is incorporated herein by reference. The information set forth in the Supplement under the caption "SUPPLEMENTAL INFORMATION ABOUT THE 1998 VOTING AGREEMENT" is incorporated herein by reference.
(a)(2)(vi) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—ACCOUNTING TREATMENT OF THE MERGER” is incorporated hereby by reference.
(a)(2)(vii) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES,” and “SPECIAL FACTORS—MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES” is incorporated herein by reference.
(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS—STRUCTURE AND STEPS OF THE MERGER,” “SPECIAL FACTORS—EFFECTS OF THE MERGER,” “SPECIAL FACTORS—INTERESTS OF CERTAIN PERSONS IN THE MERGER,” and “THE MERGER AGREEMENT” is incorporated herein by reference. The information set forth in the Supplement under the caption "SUPPLEMENTAL INFORMATION ABOUT THE 1998 VOTING AGREEMENT" is incorporated herein by reference.
(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—DISSENTERS’ RIGHTS,” “SPECIAL FACTORS—DISSENTERS’ RIGHTS OF SHAREHOLDERS,” and in Appendix C to the Proxy Statement is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—PROVISIONS FOR NON-ROLLOVER SHAREHOLDERS” is incorporated herein by reference.
(f) Not Applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) Other than those described in paragraphs (b) or (c) of this Item 5, there have been no transactions during the past two years between the persons filing this Schedule 13E-3 and the Company or any of its affiliates that are not natural persons where the aggregate value of any such transaction is more than one percent of the Company’s consolidated revenues for (i) the fiscal year when such transaction would have occurred, or (ii) the past portion of the current fiscal year, if the transaction would have occurred in the current year. The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN SHARES OF COMPANY COMMON STOCK BY CERTAIN PERSONS” is incorporated herein by reference.
(b)-(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR RECOMMENDING THE MERGER,” “SPECIAL FACTORS—POSITION OF ACQUISITION, SUB, BRAZOS AND THE ROLLOVER SHAREHOLDERS AS TO THE FAIRNESS OF THE MERGER,” “SPECIAL FACTORS—EFFECTS OF THE MERGER,” “SPECIAL FACTORS—INTERESTS OF CERTAIN PERSONS IN THE MERGER,” and “SPECIAL FACTORS—PROJECTED FINANCIAL INFORMATION” is incorporated herein by reference. The information set forth in the Supplement under the captions "SUPPLEMENTAL INFORMATION ABOUT THE 1998 VOTING AGREEMENT" and "LITIGATION" is incorporated herein by reference.
(e) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—STRUCTURE AND STEPS OF THE MERGER,” “SPECIAL FACTORS—INTERESTS OF CERTAIN PERSONS IN THE MERGER,” “SPECIAL FACTORS—FINANCING OF MERGER AND RELATED TRANSACTIONS,” and “THE MERGER AGREEMENT” is incorporated herein by reference. The information set forth in the Supplement under the captions “SUPPLEMENTAL INFORMATION ABOUT THE 1998 VOTING AGREEMENT” and “AMENDMENT OF MERGER AGREEMENT” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—STRUCTURE AND STEPS OF THE MERGER,” “SPECIAL FACTORS—EFFECTS OF THE MERGER,” “SPECIAL FACTORS—INTERESTS OF CERTAIN PERSONS IN THE MERGER,” and “THE MERGER AGREEMENT” is incorporated herein by reference.
(c)(1)-(8) The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—STRUCTURE AND STEPS OF THE MERGER,” “SPECIAL FACTORS—EFFECTS OF THE MERGER,” “SPECIAL FACTORS—INTERESTS OF CERTAIN PERSONS IN THE MERGER,”

“SPECIAL FACTORS—FINANCING OF MERGER AND RELATED TRANSACTIONS,” and “THE MERGER AGREEMENT” is incorporated herein by reference. The information set forth in the Supplement under the captions "SUPPLEMENTAL INFORMATION ABOUT THE REQUIRED VOTE," "SUPPLEMENTAL INFORMATION ABOUT THE 1998 VOTING AGREEMENT," "SUPPLEMENTAL INFORMATION ABOUT THE TERMINATION FEE," "LITIGATION" and “AMENDMENT OF MERGER AGREEMENT” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—PURPOSE OF THE MERGER; REASONS FOR THE MERGER,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR RECOMMENDING THE MERGER,” “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR,” “SPECIAL FACTORS—POSITION OF ACQUISITION, SUB, BRAZOS AND THE ROLLOVER SHAREHOLDERS AS TO THE FAIRNESS OF THE MERGER,” and “SPECIAL FACTORS—EFFECTS OF THE MERGER” is incorporated herein by reference.
(b) The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR RECOMMENDING THE MERGER” and “SPECIAL FACTORS—POSITION OF ACQUISITION, SUB, BRAZOS AND THE ROLLOVER SHAREHOLDERS AS TO THE FAIRNESS OF THE MERGER” is incorporated herein by reference.
(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—PURPOSE OF THE MERGER; REASONS FOR THE MERGER,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR RECOMMENDING THE MERGER,” “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR,” and “SPECIAL FACTORS—POSITION OF ACQUISITION, SUB, BRAZOS AND THE ROLLOVER SHAREHOLDERS AS TO THE FAIRNESS OF THE MERGER” is incorporated herein by reference.
(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “SPECIAL FACTORS—PURPOSE OF THE MERGER; REASONS FOR THE MERGER,” “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR RECOMMENDING THE MERGER,” “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR,” “SPECIAL FACTORS—STRUCTURE AND STEPS OF THE MERGER,” “SPECIAL FACTORS—EFFECTS OF THE MERGER,” “SPECIAL FACTORS—INTERESTS OF CERTAIN PERSONS IN THE MERGER,” “SPECIAL FACTORS—FINANCING OF MERGER AND RELATED TRANSACTIONS,” “SPECIAL FACTORS—ESTIMATED FEES AND EXPENSES,” “SPECIAL FACTORS—MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES” and “THE MERGER AGREEMENT,” is incorporated herein by reference. The information set forth in the Supplement under the caption "SUPPLEMENTAL INFORMATION ABOUT THE TERMINATION FEE" is incorporated herein by reference.

Item 8. Fairness of the Transaction.
(a)-(b) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—WHY WAS THE SPECIAL COMMITTEE FORMED,” “SPECIAL FACTORS—PURPOSE OF THE MERGER; REASONS FOR THE MERGER,” “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR RECOMMENDING THE MERGER,” “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR,” “SPECIAL FACTORS—POSITION OF ACQUISITION, SUB, BRAZOS AND THE ROLLOVER SHAREHOLDERS AS TO THE FAIRNESS OF THE MERGER,” “SPECIAL FACTORS—EFFECTS OF THE MERGER,” “SPECIAL FACTORS—INTERESTS OF CERTAIN PERSONS IN THE MERGER,” and “SPECIAL FACTORS—PROJECTED FINANCIAL INFORMATION” is incorporated herein by reference.
(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—REQUIRED VOTE,” and “THE SPECIAL MEETING—VOTING REQUIREMENTS” is incorporated herein by reference. The information set forth in the Supplement under the caption "SUPPLEMENTAL INFORMATION ABOUT THE REQUIRED VOTE" is incorporated herein by reference.
(d) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR RECOMMENDING THE MERGER” is incorporated herein by reference.
(e) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—WHY WAS THE SPECIAL COMMITTEE FORMED,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” and “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR RECOMMENDING THE MERGER” is incorporated herein by reference.
(f) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—BACKGROUND OF THE MERGER” is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations.
(a)-(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—OPINION OF FINANCIAL ADVISOR,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—WHY WAS THE SPECIAL COMMITTEE FORMED,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR,” “SPECIAL FACTORS—ESTIMATED FEES AND EXPENSES” and “SPECIAL FACTORS—PROJECTED FINANCIAL INFORMATION” is incorporated herein by reference. The written opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated March 22, 2006, is attached to the Proxy Statement as Appendix B and is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.
(a) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—FINANCING OF MERGER AND RELATED TRANSACTIONS,” “SPECIAL FACTORS—ESTIMATED FEES AND EXPENSES” and “THE MERGER AGREEMENT” is incorporated herein by reference. The information set forth in the Supplement under the caption "SUPPLEMENTAL INFORMATION ABOUT THE TERMINATION FEE" is incorporated herein by reference.
(b) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—FINANCING OF MERGER AND RELATED TRANSACTIONS” is incorporated herein by reference.
(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—TERMINATION FEE AND EXPENSES,” “SPECIAL FACTORS—ESTIMATED FEES AND EXPENSES,” “THE MERGER AGREEMENT—TERMINATION FEE,” and “THE MERGER AGREEMENT—EXPENSE REIMBURSEMENT” is incorporated herein by reference.
(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—FINANCING” and “SPECIAL FACTORS—FINANCING OF MERGER AND RELATED EXPENSES” is incorporated herein by reference. The information set forth in the Supplement under the caption "SUPPLEMENTAL INFORMATION ABOUT THE TERMINATION FEE" is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company.
(a) The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference. The information set forth in the Supplement under the caption "SUPPLEMENTAL INFORMATION ABOUT THE 1998 VOTING AGREEMENT" is incorporated herein by reference.
(b) The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN SHARES OF COMPANY COMMON STOCK BY CERTAIN PERSONS” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—STRUCTURE AND STEPS OF THE MERGER,” and “THE SPECIAL MEETING—VOTING REQUIREMENTS” is incorporated herein by reference. The information set forth in the Supplement under the caption "SUPPLEMENTAL INFORMATION ABOUT THE REQUIRED VOTE" is incorporated herein by reference.
(e) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—HAS THE BOARD OF DIRECTORS APPROVED THE TRANSACTION,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” and “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR RECOMMENDING THE MERGER” is incorporated herein by reference.

Item 13. Financial Statements.
(a) The information contained in the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 is incorporated herein by reference. The information set forth in the Proxy Statement under the captions “SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION” and “RATIO OF EARNINGS TO FIXED CHARGES” is incorporated herein by reference.
(b) Not Applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a)-(b) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—SPECIAL MEETING,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—WHO CAN HELP ANSWER MY QUESTIONS,” “SPECIAL FACTORS—ESTIMATED FEES AND EXPENSES,” “THE SPECIAL MEETING—WHO TO CALL FOR ASSISTANCE,” and “THE SPECIAL MEETING—PROXY SOLICITATION” is incorporated herein by reference.
Item 15. Additional Information.
(b) The information set forth in the Proxy Statement and the Supplement, including all appendices thereto, is incorporated herein by reference.
Items 16. Exhibits.
     The following are exhibits to this Schedule 13E-3:

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on July 10, 2006).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on July 10, 2006).

(a)(3)	Letter from the Company to the Shareholders of the Company (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on July 10, 2006).

(a)(4)	Press Release, dated March 23, 2006 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Company on March 23, 2006).

Exhibit No.	Description
(a)(5)	Announcement of Other Events (incorporated herein by reference to the Amendment to Current Report on Form 8-K/A filed by the Company on March 29, 2006).

(a)(6)	Press Release, dated March 31, 2006, and Chairman’s Letter to Shareholders (incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, of the Current Report on Form 8-K filed by the Company on March 31, 2006).

(a)(7)	Announcement of Other Events (incorporated herein by reference to the Current Report on Form 8-K filed by the Company on April 4, 2006).

(a)(8)	Press Release, dated May 16, 2006 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on May 16, 2006).

(a)(9)	Announcement of Other Events (incorporated herein by reference to the Amendment to Current Report on Form 8-K/A filed by the Company on June 7, 2006.

(a)(10)	Announcement of Other Events (incorporated herein by reference to the Amendment to Current Report on Form 8-K/A filed by the Company on June 19, 2006).

(a)(11)	Announcement of Other Events (incorporated herein by reference to the Amendment to Current Report on Form 8-K/A filed by the Company on July 10, 2006).

(a)(12)	Announcement of Other Events (incorporated herein by reference to Current Report on Form 8-K filed by the Company on July 10, 2006).

(a)(13)	Proxy Statement Supplement (incorporated herein by reference to the Proxy Statement Supplement on Schedule 14A filed by the Company with the SEC on August 10, 2006).

(a)(14)	Announcement of Other Events (incorporated herein by reference to the Current Report on Form 8-K filed by the Company on August 10, 2006).

(b)(1)	Senior Debt Commitment Letter and Term Sheet from National City Bank dated March 22, 2006, (incorporated herein by reference to the Current Report on Form 8-K/A filed by the Company on July 10, 2006).

(b)(2)	Subordinated Debt Commitment Letter and Term Sheet from Massachusetts Mutual Life Insurance Company dated March 22, 2006 (incorporated herein by reference to Current Report on Form 8-K/A filed by the Company on July 10, 2006).

(c)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated March 22, 2006 (incorporated herein by reference to Appendix B of the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on July 10, 2006).

(c)(2)	Form of Presentation to the Special Committee and to the Board of Directors prepared by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated March 22, 2006.*

(d)(1)	Agreement and Plan of Merger, dated as of March 22, 2006, by and among MMC Precision Holdings Corp., MMC Precision Merger Corp. and Morton Industrial Group, Inc. (incorporated herein by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on July 10, 2006).

(d)(2)	Contribution Agreement, dated as of March 22, 2006, by and among MMC Precision Holdings Corp., William D. Morton, Eastover Group LLC, Daryl R. Lindemann, Brian L. Geiger and Brian R. Doolittle (incorporated herein by reference to Exhibit 99.1 of the Amendment to Current Report on Form 8-K/A filed by the Company on March 29, 2006).

(d)(3)	Stockholders Agreement Term Sheet — Exhibit B to Contribution Agreement, dated as of March 22, 2006, by and among MMC Precision Holdings Corp., William D. Morton, Eastover Group LLC, Daryl R. Lindemann, Brian L. Geiger and Brian R. Doolittle.*

(d)(4)	Voting and Support Agreement, dated as of March 22, 2006, by and among MMC Precision Holdings Corp., MMC Precision Merger Corp., and William D. Morton (incorporated herein by reference to Exhibit 99.2 of the Amendment to Current Report on Form 8-K/A filed by the Company on March 29, 2006).

Exhibit No.	Description
(d)(5)	Voting and Support Agreement, dated as of March 22, 2006, by and among MMC Precision Holdings Corp., MMC Precision Merger Corp., and Mark W. Mealy (incorporated herein by reference to Exhibit 99.3 of the Amendment to Current Report on Form 8-K/A filed by the Company on March 29, 2006).

(d)(6)	Voting and Support Agreement, dated as of March 22, 2006, by and among MMC Precision Holdings Corp., MMC Precision Merger Corp., and Daryl R. Lindemann (incorporated herein by reference to Exhibit 99.4 of the Amendment to Current Report on Form 8-K/A filed by the Company on March 29, 2006).

(d)(7)	Voting and Support Agreement, dated as of March 22, 2006, by and among MMC Precision Holdings Corp., MMC Precision Merger Corp., and Rodney B. Harrison (incorporated herein by reference to Exhibit 99.5 of the Amendment to Current Report on Form 8-K/A filed by the Company on March 29, 2006).

(d)(8)	Voting and Support Agreement, dated as of March 22, 2006, by and among MMC Precision Holdings Corp., MMC Precision Merger Corp., and Brian R. Doolittle.*

(d)(9)	Voting and Support Agreement, dated as of March 22, 2006, by and among MMC Precision Holdings Corp., MMC Precision Merger Corp., and Brian L. Geiger.*

(d)(10)	Voting and Support Agreement, dated as of March 22, 2006, by and among MMC Precision Holdings Corp., MMC Precision Merger Corp, and David A. Nicholson.*

(d)(11)	Waiver of Voting Agreement, dated March 22, 2006, executed by William D. Morton (incorporated herein by reference to Exhibit 99.6 of the Amendment to Current Report on Form 8-K/A filed by the Company on March 29, 2006).

(d)(12)	Stock Redemption Agreement, dated as of December 23, 2003, by and between the Company and WI Products Inc. (incorporated herein by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by the Company on December 29, 2003).

(d)(13)	Note and Warrant Agreement, dated as of March 26, 2004, by and among the Company, certain guarantors and purchasers, and BMO Nesbitt Burns Capital (U.S.), Inc. (incorporated herein by reference to Exhibit 10.51 of the Annual Report on Form 10-K filed by the Company on March 30, 2004).

(d)(14)	Shareholders Agreement, dated October 20, 1997, as amended, between William D. Morton and Mark W. Mealy, among others (incorporated herein by reference to Exhibits 99.1, 99.2 and 99.3 of the Schedule 13D filed by Mark W. Mealy on September 4, 2003).

Exhibit No.	Description
(d)(15)	1998 Voting Agreement, dated as of January 20, 1998, by and among William D. Morton and directors and current and former officers of the Company (incorporated herein by reference to Exhibit 99.4 of the Schedule 13D filed by Mark W. Mealy on September 4, 2003).

(d)(16)	Executive Employment and Non-Competition Agreement, dated as of March 22, 2006, by and between Morton Industrial Group, Inc. and William D. Morton.*

(d)(17)	Executive Employment and Non-Competition Agreement, dated as of March 22, 2006, by and between Morton Industrial Group, Inc. and Brian L. Geiger.*

(d)(18)	Executive Employment and Non-Competition Agreement, dated as of March 22, 2006, by and between Morton Industrial Group, Inc. and Daryl R. Lindemann.*

(d)(19)	Executive Employment and Non-Competition Agreement, dated as of March 22, 2006, by and between Morton Industrial Group, Inc. and Brian R. Doolittle.*

(d)(20)	Termination Agreement, dated as of August 9, 2006, by and between William D. Morton and Fred W. Broling.

(f)	Statement Regarding Shareholders’ Dissenters’ Rights (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on July 10, 2006 and by reference to Appendix C to the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on July 10, 2006).

(g)	None.

*	Incorporated herein by reference to the Preliminary Transaction Statement on Schedule 13E-3 filed by the Company with the SEC on April 26, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 10, 2006

MORTON INDUSTRIAL GROUP, INC.
By:	/s/ William D. Morton
Name:	William D. Morton
Title:	Chairman, President and Chief Executive Officer

/s/ William D. Morton
WILLIAM D. MORTON

/s/ Mark W. Mealy
MARK W. MEALY

/s/ Daryl R. Lindemann
DARYL R. LINDEMANN

EASTOVER GROUP LLC
By:	/s/ Mark W. Mealy
Name:	MARK W. MEALY
Title:	Sole Manager

/s/ Brian R. Doolittle
BRIAN R. DOOLITTLE

/s/ Brian L. Geiger
BRIAN L. GEIGER

MMC PRECISION HOLDINGS CORP.
By:	/s/ Patrick K. McGee
Name:	Patrick K. McGee
Title:	President

MMC PRECISION MERGER CORP.
By:	/s/ Patrick K. McGee
Name:	Patrick K. McGee
Title:	President

BRAZOS PRIVATE EQUITY PARTNERS, LLC
By:	/s/ Patrick K. McGee
Name:	Patrick K. McGee
Title:	Authorized Officer